UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number: 333-69726

DELL COMPUTER CORPORATION 401(k) PLAN
(Full title of the Plan)

DELL COMPUTER CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

807 Las Cimas Parkway
Austin, Texas 78746
(Address of issuer’s principal executive offices and address of the Plan)

REQUIRED INFORMATION

Report of Independent Accountants

To the Participants and Administration and Investment
Committees of the Dell Computer Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Computer Corporation 401(k) Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
March 8, 2002

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation 401(k) Plan

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2001	2000

ASSETS
Investments:
Money market fund	$—	$57,719
Registered investment funds	418,455	308,314
Dell Computer Corporation Stock Fund	623,434	471,162
Loans receivable from participants	34,977	42,416

Total investments	1,076,866	879,611
Receivables:
Interest receivable	9	359
Unsettled trades	442	—
Employer contributions receivable	1,412	1,721

Total Assets	1,078,729	881,691

LIABILITIES
Accrued administrative expenses	457	689

Total Liabilities	457	689

NET ASSETS AVAILABLE FOR BENEFITS	$1,078,272	$881,002

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits (in thousands)

For the Year
Ended
December 31,
2001

ADDITIONS:
Contributions:
Employee elective deferrals	$84,110
Employee rollovers	4,358
Employer match	25,247

Total contributions	113,715

Investment income:
Net appreciation in fair value of investments	245,104
Interest and dividends	11,618
Interest on loans to partipants	3,004

Total investment income	259,726

Total additions	373,441
DEDUCTIONS:
Withdrawals	174,500
Administrative expenses	1,671

Total deductions	176,171

Increase in net assets	197,270
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	881,002

End of year	$1,078,272

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation 401(k) Plan

Notes to Financial Statements

Note 1 — DESCRIPTION OF THE PLAN

General - Dell Computer Corporation (the “Company”) adopted the Dell Computer Corporation 401(k) Plan as Amended and Restated effective January 1, 2000 and further amended effective January 1, 2001 and July 31, 2001 (the “Plan”). The following brief description of the Plan, as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2001 and 2000, there were 18,123 and 27,033 participants in the Plan, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions - Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. Eligible participants may elect to contribute from 1% to 15% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $10,500 for 2001 and 2000, as permitted by the Internal Revenue Code of 1986, as amended.

Employer Contributions – The Company contributes 100% of the first 3% of eligible compensation each participant contributes to the Plan. The Company’s matching contributions are made at each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no discretionary matching contributions during the years ended December 31, 2001 and 2000, respectively. Prior to September 1, 2000, all employer matching contributions were automatically directed to the Dell Computer Corporation Stock Fund until completion of the vesting period. Effective September 1, 2000, all previously unvested and future employer match contributions could be directed at the participant’s discretion according to each participant’s fund elections. As a result, neither participant nor Company contributions are required to be invested in the Dell Computer Corporation Stock Fund.

Terminations - Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions. At December 31, 2001 and 2000, there were no forfeited non-vested account balances outstanding. During 2001, forfeited account balances of $15,509,000 were used to reduce employer matching contributions.

Vesting - Participants are immediately vested in their contributions and earnings. A participant vests 20% in employer matching contributions after one year of service and 20% annually thereafter. If a participant is re-employed before a five-year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred.

Administration - Plan assets are held in trust by Chase Manhattan Bank (the “Plan Trustee”). The financial records of the Plan are maintained by a third-party record keeper, Hewitt Services LLC (“Hewitt”). Hewitt replaced Automatic Data Processing, Inc. (“ADP”) as record keeper for the plan in 2001. The conversion of the Plan’s assets from ADP to Hewitt become effective on January 4, 2001. Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Participant Accounts - Each participant account is credited with the participant’s contribution, allocations of the Company’s contribution and Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Investments - The following table sets forth information specific to each investment option under the Plan:

		Number of
		Participants at
		December 31,
Investment Option	Description	2001	2000
STIF Money Market
Dell Computer Corporation Stock
Neuberger Berman Genesis
Invesco Small Company Growth
Dodge & Cox Balanced
Dodge & Cox Stock
American Euro Pacific Growth
PIMCO Total Return
BGI Equity Index
Janus Growth & Income
Primco Stable Value
PBHG Growth	Money Market Fund Company Stock Small-Cap Value Small-Cap Growth Equity and Fixed Income Fund Large-Cap Value International Equity Fixed Income Equity Index Large-Cap Growth Stable Value Mid Cap Fund	— 17,952 5,876 6,843 8,873 2,449 5,975 4,581 1,925 2,449 4,871 0	4,685 24,428 6,409 — 9,577 9,146 7,930 3,464 0 0 0 9,676

During 2001, the Plan established the Primco Stable Value Fund (“Primco Fund”). The Primco Fund invests in separate account guaranteed investment contracts (“separate account GICs”), synthetic investment contracts (“SICs”) and cash equivalents. Separate account GICs are investments in insurance companies or banks with a guaranteed interest rate that are maintained separately from the general assets of the insurance company or bank. SICs differ from separate account GICs in that the assets supporting the SICs are not invested with the bank or insurance company and may consist of many different types of investments that the Plan holds in its fund portfolio. The bank or insurance company issues a contract, referred to as a “wrapper”, that guarantees the value of the underlying investment for the life of the contract. Participant-directed transactions, such as withdrawals, are made at contract value rather than at the fair value of the supporting assets.

Participant Loans - Participants may take out a loan equal to the lesser of $50,000 less the highest previous outstanding loan balance during the past 12 months or 50% of the available vested portion of their account balance. Each participant’s loan is charged an interest rate equal to the prime rate on the date of the loan plus 1% and a one-time fee of $75. The minimum and maximum loan amount is $500 and $50,000, respectively. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Merger – Effective January 1, 2000, Dell Computer Corporation acquired ConvergeNet Technologies, Inc. As a part of this transaction, the assets of the ConvergeNet Technologies, Inc. 401(k) Plan (“ConvergeNet”) were rolled into the Dell Computer Corporation 401(k) Plan. Total plan assets rolled into the Plan from ConvergeNet at January 1, 2000 were $2,524,000.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investments in common stock, short-term investments, mutual funds, investment contracts, corporate and government debt and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cash and Cash Equivalents – The Plan considers all liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Investments – With the exception of the Primco Fund, all investments are recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day based upon quoted market prices.

As described in Note 1, the Primco Fund includes a separate account GIC and SICs. The separate account GIC and SICs in the Primco Fund are fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract plus accrued interest at the guaranteed rate less funds used to pay for plan distributions and expenses.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments. Net unrealized appreciation or depreciation is determined based on the difference between average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions during the plan year.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

The fair value of the separate account GIC is based on the fair value of the underlying assets. The fair value of the SICs represents the combined fair value of the underlying assets as well as the fair value of the related wrapper contract. The wrapper contracts are valued as the difference between the contract value of the SIC and the fair value of the underlying assets.

Participant Loans – Participant loans receivable are recorded at cost which approximates market value. Participant loans are funded from the participant’s vested account balance. Principal and interest loan repayments are credited to the investment from which the loan proceeds were obtained.

Distributions - Plan distributions are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified to conform to current year presentation.

Note 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,
	2001	2000

STIF Money Market Fund	$—	$57,719
Dell Computer Corporation Stock Fund	623,434	471,162
Dodge & Cox Balanced Fund	71,918	48,261
Dodge & Cox Stock Fund	96,695	89,491
American Euro Pacific Growth Fund	—	50,629
PBHG Growth Fund	—	63,841
Primco Stable Value Fund	77,973	—

The net appreciation in fair value of investments for the year ended December 31, 2001 was $245,104,000 of which $255,805,000 related to the increase in the fair market value of the Dell Computer Corporation Stock Fund.

The assets underlying the SICs in the Primco Fund are comprised of cash equivalents, government debt, corporate bonds and mutual funds with fair values of $71,947,000 at December 31, 2001. The contract value of the SICs at December 31, 2001 was $70,859,000. The fair value and contract value of the separate account GIC in the Primco Fund was $5,740,000 and $5,621,000, respectively, at December 31, 2001. The Primco Fund held cash equivalents of $1,493,000 at December 31, 2001. There were no valuation reserves against any of the Fund’s separate account GICs and SICs at December 31, 2001.

Interest crediting rates on the separate account GIC and SICs are reset monthly or quarterly based on the yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of not less than zero percent. At December 31, 2001, the interest crediting rates on the separate account GIC and SICs ranged from 2.2% to 6.0%.

For the year ended December 31, 2001, the aggregate average annual yield for the separate account GIC and SICs in the Primco Fund was 5.63%. There are no restrictions

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

on participant withdrawals from the Primco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

Note 4 – TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated April 16, 1991, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Company has received determination letters dated February 14, 1996, for Plan amendments prior to March 30, 1995 from the Internal Revenue Service informing the Company that the Plan and related trust, as amended, are designed in compliance with section 401(a) of the Internal Revenue Code. Therefore, the Company believes that the related trust is exempt from federal income tax under section 501(a) of the Internal Revenue Code.

The Plan document was amended during 2001 to comply with the requirements of GUST. The GUST amendments relate to a series of tax laws which amend the tax qualification requirements for retirement plans. Management believes all amendments subsequent to March 30, 1995 are in compliance with applicable requirements of the Internal Revenue Code and other related legislation. The Plan filed for a new tax determination letter with the IRS on February 28, 2002 (Note 5).

Note 5 – SUBSEQUENT EVENT

The Plan filed for a new tax determination letter with the IRS on February 28, 2002 in relation to the changes made to the Plan document during 2001 to comply with the provisions of GUST (Note 4).

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Dell Computer Corporation
401 (k) Plan

Supplemental Schedule

Dell Computer Corporation 401(k) Plan

Item 27a – Schedule of Assets Held for Investment Purposes
At December 31, 2001 (in thousands)

Identity of Issuer	Description	Current Value

Dell Computer Corporation Stock Fund*	Company Stock	$623,434
Neuberger Berman Genesis Fund	Small-Cap Value	$40,257
Invesco Small Company Growth Fund*	Small-Cap Growth	$35,232
Dodge & Cox Balanced Fund	Equity and Fixed Income	$71,918
Dodge & Cox Stock Fund	Large-Cap Value	$96,695
American Euro Pacific Growth Fund	International Equity	$35,653
PIMCO Total Return Fund	Fixed Income	$38,067
BGI Equity Index Fund	Equity Index	$12,198
Janus Growth & Income Fund	Large-Cap Growth	$10,462
Primco Stable Value Fund	Stable Value
Chase Money Market Fund*	Cash Equivalents	$1,493
Aetna Life Insurance and Annuity Company	Synthetic Contract Wrapper #14667, 5.73%, maturing 1/10/04	$(275)
Federal National Mortgage Company	Agency Debenture Bond, 7.0%, maturing 07/05	4,482
Nissan Auto Owners Trust	Prime Auto Bond, 5.75%, maturing 06/06	2,282
Household Private Label	Bank Credit Card Bond, 4.95%, maturing 06/08	2,040
Capital One Master Trust	Monoline Credit Card Bond, 4.6%, maturing 08/09	1,960
MBNA Master Trust	Monoline Credit Card Bond, 5.25%, maturing 02/06	1,755
MBNA Master Trust	Monoline Credit Card Bond, 5.75%, maturing 10/08	1,547
Cash Equivalents	Cash Equivalents	47

		$13,838
Allstate Life Insurance Company	Synthetic Contract Wrapper #GA-77144, 5.55%, maturing 12/25/12	$(125)
Invesco Lambda II Fund*	Fixed Income Fund	5,565

		$5,440
Allstate Life Insurance Company	Synthetic Contract Wrapper #GA - 77145, 5.69%	$(36)
Invesco Intermediate Government Credit Fund*	Fixed Income Fund	6,249

		$6,213
Bank of America	Synthetic Contract Wrapper #01-004, 5.89%	$(156)
American Express Credit Master Trust	Monoline Credit Card Bond, 5.53%, maturing 10/08	2,459
Ford Auto Owners Trust	Prime Auto Bond, 6.62%, maturing 07/04	2,380
Federal National Mortgage Company	Agency Debenture Bond, 5.125%, maturing 02/04	2,107
United States Treasury	Treasury Note, 5.875%, maturing 11/04	1,599
Federal Home Loan Mortgage Company	Agency Debenture Bond, 5.75%, maturing 04/08	1,563
Daimler Chrysler Auto Trust	Prime Auto Bond, 5.16%, maturing 01/05	1,545
Federal National Mortgage Company	Agency Debenture Bond, 7.0%, maturing 07/05	1,120
United States Treasury	Treasury Note, 6.875%, maturing 05/06	1,111
Capital One Auto Finance Trust	Sub Prime Auto Bond, 4.88%, maturing 09/08	1,099
Federal Home Loan Mortgage Company	Agency Debenture Bond, 6.25%, maturing 07/04	273
Cash Equivalents	Cash Equivalents	43

		$15,143
Continental Assurance Company	Synthetic Contract Wrapper, #632-05004, 5.11%	$(27)
Invesco High Quality Structured Securities Fund*	Fixed Income Fund	2,075

		$2,048
John Hancock Life Insurance Company	Separate Account Guaranteed Investment Contract #15132, 5.97%	$5,621
Monumental Life Insurance Company	Synthetic Contract Wrapper #MDA00313TR, 5.8%	$(156)
Invesco Iota Beta Fund*	Fixed Income fund	6,097

		$5,941

*Denotes party-in-interest

Dell Computer Corporation 401(k) Plan

Item 27d – Schedule of Reportable Transactions
For the Year Ended December 31, 2000 (in thousands)

Identity of Issuer	Description	Current Value

State Street Bank and Trust Company	Synthetic Contract Wrapper, #101005, 5.7%	$(170)
Morgan Stanley Dean Witter Capital	Commercial Mortgage Bond, 6.02% maturing 02/33	2,384
Fannie Mae Grantor Trust	FHA/VA Reperforming PassThru Bond, 7.5%, maturing 11/40	2,145
Daimler Chrysler Auto Trust	Prime Auto Bond, 6.11%, E18maturing 07/03	2,081
Honda Auto Receivables Owner Trust	Prime Auto Bond, 5.36%, maturing 09/04	2,055
Americredit Auto Receivables Trust	Sub Prime Auto Bond, 4.41%, maturing 11/08	1,994
Copelco Capital Fund Corporation	Small Equipment Lease Bond, 5.8%, maturing 04/03	1,539
Federal National Mortgage Company	Agency Debenture Bond, 7.0%, maturing 07/05	1,120
American Public Energy	Public Revenue Bond, 7.34%, maturing 06/02	1,022
Cash Equivalents	Cash Equivalents	380

		$14,550
UBS AG	Synthetic Contract Wrapper, #5087, 5.47%, maturing 12/17/12	$(137)
Invesco Lambda Fund*	Fixed Income Fund	5,715

		$5,578
UBS AG	Synthetic Contract Wrapper, #5093, 2.19%	$(6)
Invesco Omicron Fund*	Fixed Income Fund	2,114

		$2,108
Total Primco Stable Value Fund		$77,973

Dell Participant Loans, STIF*	Loans bearing interest at prime plus 1%	$34,977

*Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL COMPUTER CORPORATION 401(K) PLAN

By:	Benefits Administration Committee of the Dell Computer Corporation 401(k) Plan

Date:	April 1, 2002	By:	/s/ THOMAS B. GREEN Thomas B. Green Chairman of the Benefits Administration Committee